Exhibit 1
                                                                       ---------

For Immediate Release                                                 1 Aug 2006

                                  WPP GROUP PLC

         WPP acquires public affairs firm, Public Strategies, Inc. in US


WPP announces that it has agreed to acquire the entire issued share capital of Public Strategies, Inc. ("PSI"), a US-based public affairs firm, specialising in issues management. Founded in 1988 and based in Austin, Texas with 7 other US offices and offices in Mexico City and London, the firm employs 175 people. PSI's diverse client roster includes some of the world's leading corporations, nonprofit organisations and professional firms.

With a reputation based strongly on its issues management practice, the firm helps company leaders to assess public opinion and risk, and to develop strategies that affect perception and systems for managing uncertainty. It handles the outsourcing of entire functions such as government relations and corporate and employee communications.

PSI's audited revenues for the year ended 31 December 2005 were US$38.5 million with net assets at closing of US$2.3million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:

Feona McEwan, WPP       +44 (0)20 7408 2204
www.wpp.com